# SEC Schedule 13D/A (Amendment No. 3) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Hyster-Yale, Inc., CIK 0001173514
CUSIP: 449172204
Title of class of securities: Class B Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 5875 Landerbrook Drive, Suite 300, Cleveland, Ohio (OH), 44124-4017
Date of event which requires filing of this statement: 03/12/2025
Filed by CIK 0000904532
Persons authorized to receive notices and communications: Alfred M. Rankin, Jr., 5875 Landerbrook Drive, Suite 300, Cleveland, Ohio (OH), 44124-4017, (440) 449-9600

## Reporting persons
- Alfred M. Rankin, Jr. (CIK 0000904532): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 14,160; shared voting power 2,878,366; sole dispositive power 14,160; shared dispositive power 3,203,070; aggregate amount beneficially owned 3,217,230 (93.1% of the class)
- Victoire G. Rankin: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 3,217,230; aggregate amount beneficially owned 3,217,230 (93.1% of the class)
- Helen R. Butler: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 324,704; sole dispositive power 0; shared dispositive power 3,205,870; aggregate amount beneficially owned 3,205,870 (92.8% of the class)
- John C. Butler, Jr.: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 2,800; shared voting power 0; sole dispositive power 2,800; shared dispositive power 3,203,070; aggregate amount beneficially owned 3,205,870 (92.8% of the class)
- Clara T. Rankin Williams: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 324,704; sole dispositive power 0; shared dispositive power 3,203,707; aggregate amount beneficially owned 3,203,070 (92.7% of the class)
- David B. Williams: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 3,203,070; aggregate amount beneficially owned 3,203,070 (92.7% of the class)
- BTR 2020 GST Trust for Helen R. Butler: type of reporting person: other (OO); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- BTR 2020 GST Trust for Clara R. Williams: type of reporting person: other (OO); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- BTR 2020 GST Trust for Matthew M. Rankin: type of reporting person: other (OO); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- BTR 2020 GST Trust for James T. Rankin: type of reporting person: other (OO); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- BTR 2020 GST Trust for Thomas P.K. Rankin: type of reporting person: other (OO); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- BTR 2020 GST Trust for Chloe R. Seelbach: type of reporting person: other (OO); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- BTR 2020 GST Trust for Claiborne R. Rankin, Jr.: type of reporting person: other (OO); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- BTR 2020 GST Trust for Julia R. Kuipers: type of reporting person: other (OO); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- BTR 2020 GST Trust for Anne F. Rankin: type of reporting person: other (OO); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- BTR 2020 GST Trust for Elisabeth M. Rankin: type of reporting person: other (OO); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Security and Issuer
Title of class of securities: Class B Common Stock, par value $0.01 per share
Name of issuer: Hyster-Yale, Inc.
Address of issuer's principal executive offices: 5875 Landerbrook Drive, Suite 300, Cleveland, Ohio (OH), 44124-4017
Comment:
Part II to Schedule 13D/A
This Amendment No. 3 to Schedule 13D (this "Amendment No. 3") is hereby filed to update and supplement certain information with respect to beneficial ownership of shares of Class B Common of Hyster-Yale, Inc. (the "Issuer") held by Rankin Associates VI, L.P., a Delaware limited partnership, that appeared in the Schedule 13D filed by the Reporting Persons on February 14, 2022 (the "Initial Filing"), as amended by Amendment No. 1 filed on February 14, 2023 ("Amendment No. 1"), and as further amended by Amendment No. 2 filed on February 13, 2024 (together with the Initial Filing and Amendment No. 1, the "Filings"). This Amendment No. 3 (a) updates certain information with respect to certain Reporting Persons under the Filings and (b) reflects the acquisition and/or disposition of shares of Class B Common by certain Reporting Persons. Capitalized terms used herein but not defined herein have the meanings assigned to them in the Filings.

## Item 2. Identity and Background
Residence or business address:
The statements under the heading Clara T. Rankin Williams, which appear in the Filings, are hereby deleted and replaced in their entirety by the following:

Clara T. Rankin Williams. Ms. Williams' resident address is 1654 N. Dayton Street, Chicago, Illinois 60614. She is Chief Executive Officer of the Clara Williams Company.

The statements under the heading 2012 Clara R. Williams GST Trust, which appear in the Filings, are hereby deleted and replaced in their entirety by the following:

2012 Clara R. Williams GST Trust. Clara T. Rankin Williams is the trustee of the trust. Ms. Williams' resident address is 1654 N. Dayton Street, Chicago, Illinois 60614. She is Chief Executive Officer of the Clara Williams Company.

The statements under the heading HRB 2020 GST Trust for Clara R. Butler, which appear in the Filings, are hereby deleted and replaced in their entirety by the following:

HRB 2020 GST Trust for Clara R. Butler. Clara T. Rankin Williams is the trustee of the trust. Ms. Williams' resident address is 1654 N. Dayton Street, Chicago, Illinois 60614. She is Chief Executive Officer of the Clara Williams Company.

The statements under the heading HRB 2020 GST Trust for Griffin B. Butler, which appear in the Filings, are hereby deleted and replaced in their entirety by the following:

HRB 2020 GST Trust for Griffin B. Butler. Clara T. Rankin Williams is the trustee of the trust. Ms. Williams' resident address is 1654 N. Dayton Street, Chicago, Illinois 60614. She is Chief Executive Officer of the Clara Williams Company.

The statements under the heading BTR 2012 GST Trust for Helen R. Butler, which appear in the Filings, are hereby deleted and replaced in their entirety by the following:

BTR 2020 GST for Helen R. Butler. Helen R. Butler is the trustee of the trust. Ms. Butler's resident address is 7575 Old Mill Road, P.O. Box 477, Gates Mills, Ohio 44040. She is a Sales Associate at Wool and Willow.

The statements under the heading BTR 2012 GST Trust for Clara R. Williams, which appear in the Filings, are hereby deleted and replaced in their entirety by the following:

BTR 2020 GST for Clara R. Williams. Clara R. Williams is the trustee of the trust. Ms. Williams' resident address is 1654 N. Dayton Street, Chicago, Illinois 60614. She is Chief Executive Officer of the Clara Williams Company.

The statements under the heading BTR 2012 GST Trust for Matthew M. Rankin, which appear in the Filings, are hereby deleted and replaced in their entirety by the following:

BTR 2020 GST Trust for Matthew M. Rankin. Thomas T. Rankin is the trustee of the trust. Mr. Rankin's resident address is 214 Banbury Rd., Richmond, Virginia 23221. He is retired.

The statements under the heading BTR 2012 GST Trust for James T. Rankin, which appear in the Filings, are hereby deleted and replaced in their entirety by the following:

BTR 2020 GST Trust for James T. Rankin. Thomas T. Rankin is the trustee of the trust. Mr. Rankin's resident address is 214 Banbury Rd., Richmond, Virginia 23221. He is retired.

The statements under the heading BTR 2012 GST Trust for Thomas P. Rankin, which appear in the Filings, are hereby deleted and replaced in their entirety by the following:

BTR 2020 GST Trust for Thomas P. Rankin. Thomas T. Rankin is the trustee of the trust. Mr. Rankin's resident address is 214 Banbury Rd., Richmond, Virginia 23221. He is retired.

The statements under the heading BTR 2012 GST Trust for Chloe R. Seelbach, which appear in the Filings, are hereby deleted and replaced in their entirety by the following:

BTR 2020 GST Trust for Chloe R. Seelbach. Mr. Claiborne R. Rankin is the trustee of the trust. Mr. Rankin's resident address is 36779 Cedar Road, Gates Mills, Ohio 44040-9721. He is a private investor.

The statements under the heading BTR 2012 GST Trust for Claiborne R. Rankin, Jr., which appear in the Filings, are hereby deleted and replaced in their entirety by the following:

BTR 2020 GST Trust for Claiborne R. Rankin, Jr. Mr. Claiborne R. Rankin is the trustee of the trust. Mr. Rankin's resident address is 36779 Cedar Road, Gates Mills, Ohio 44040-9721. He is a private investor.

The statements under the heading BTR 2012 GST Trust for Julie R. Kuipers, which appear in the Filings, are hereby deleted and replaced in their entirety by the following:

BTR 2020 GST Trust for Julia R. Kuipers. Mr. Claiborne R. Rankin is the trustee of the trust. Mr. Rankin's resident address is 36779 Cedar Road, Gates Mills, Ohio 44040-9721. He is a private investor.

The statements under the heading BTR 2012 GST Trust for Anne F. Rankin, which appear in the Filings, are hereby deleted and replaced in their entirety by the following:

BTR 2020 GST Trust for Anne F. Rankin. Roger F. Rankin is the trustee of the trust. Mr. Rankin's resident address is 1449 Carpenter Road, P.O. Box 550, Gates Mills, Ohio 44040. He is a private investor.

The statements under the heading BTR 2012 GST Trust for Elisabeth M. Rankin, which appear in the Filings, are hereby deleted and replaced in their entirety by the following:

BTR 2020 GST Trust for Elisabeth M. Rankin. Roger F. Rankin is the trustee of the trust. Mr. Rankin's resident address is 1449 Carpenter Road, P.O. Box 550, Gates Mills, Ohio 44040. He is a private investor.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The statements under the heading Alfred M. Rankin, Jr., which appear in the Filings, are hereby deleted and replaced by the following:

Alfred M. Rankin, Jr. Mr. Rankin has the sole power to vote and dispose of 14,160 shares of Class B Common, shares the power to vote 2,878,366 shares of Class B Common and shares the power to dispose of 3,203,070 shares of Class B Common. Collectively, the 3,217,230 shares of Class B Common beneficially owned by Mr. Rankin constitute approximately 93.1% of the Class B Common outstanding as of March 12, 2025.

The statements under the heading Victoire G. Rankin, which appear in the Filings, are hereby deleted and replaced in their entirety by the following:

Victoire G. Rankin. Ms. Rankin shares the power to dispose of 3,217,230 shares of Class B Common. Collectively, the 3,217,230 shares of Class B Common beneficially owned by Ms. Rankin constitute approximately 93.1% of the Class B Common outstanding as of March 12, 2025.

The statements under the heading Helen R. Butler, which appear in the Filings, are hereby deleted and replaced in their entirety by the following:

Helen R. Butler. Ms. Butler shares the power to vote 324,704 shares of Class B Common and shares the power to dispose of 3,205,870 shares of Class B Common. Collectively, the 3,205,870 shares of Class B Common beneficially owned by Ms. Butler constitute approximately 92.8% of the Class B Common outstanding as of March 12, 2025.

The statements under the heading John C. Butler, Jr., which appear in the Filings, are hereby deleted and replaced in their entirety by the following:

John C. Butler, Jr. Mr. Butler has the sole power to vote and dispose of 2,800 shares of Class B Common, shares the power to dispose of 3,203,070 shares of Class B Common. Collectively, the 3,205,870 shares of Class B Common beneficially owned by Mr. Butler constitute approximately 92.8% of the Class B Common outstanding as of March 12, 2025.

The statements under the heading Clara T. Rankin Williams, which appear in the Filings, are hereby deleted and replaced in their entirety by the following:

Clara T. Rankin Williams. Ms. Williams shares the power to vote 324,704 shares of Class B Common and shares the power to dispose of 3,203,070 shares of Class B Common. Collectively, the 3,203,070 shares of Class B Common beneficially owned by Ms. Williams constitute approximately 92.7% of the Class B Common outstanding as of March 12, 2025.

The statements under the heading David B. Williams, which appear in the Filings, are hereby deleted and replaced in their entirety by the following:

David B. Williams. Mr. Williams shares the power to dispose of 3,203,070 shares of Class B Common. Collectively, the 3,203,070 shares of Class B Common beneficially owned by Mr. Williams constitute approximately 92.7% of the Class B Common outstanding as of March 12, 2025.

The statements under the heading BTR 2012 GST Trust for Helen R. Butler, which appear in the Filings, are hereby deleted and replaced by the following:

BTR 2020 GST Trust for Helen R. Butler. The trust has no power to vote or dispose of any shares of Class B Common. Helen R. Butler, as trustee, has the sole power to vote and dispose of the shares of Class B Common held by the trust.

The statements under the heading BTR 2012 GST Trust for Clara R. Williams, which appear in the Filings, are hereby deleted and replaced by the following:

BTR 2020 GST Trust for Clara R. Williams. The trust has no power to vote or dispose of any shares of Class B Common. Clara R. Williams, as trustee, has the sole power to vote and dispose of the shares of Class B Common held by the trust.

The statements under the heading BTR 2012 GST Trust for Matthew M. Rankin, which appear in the Filings, are hereby deleted and replaced by the following:

BTR 2020 GST Trust for Matthew M. Rankin. The trust has no power to vote or dispose of any shares of Class B Common. Thomas T. Rankin, as trustee, has the sole power to vote and dispose of the shares of Class B Common held by the trust.

The statements under the heading BTR 2012 GST Trust for James T. Rankin, which appear in the Filings, are hereby deleted and replaced by the following:

BTR 2020 GST Trust for James T. Rankin. The trust has no power to vote or dispose of any shares of Class B Common. Thomas T. Rankin, as trustee, has the sole power to vote and dispose of the shares of Class B Common held by the trust.

The statements under the heading BTR 2012 GST Trust for Thomas P.K. Rankin, which appear in the Filings, are hereby deleted and replaced by the following:

BTR 2020 GST Trust for Thomas P.K. Rankin. The trust has no power to vote or dispose of any shares of Class B Common. Thomas T. Rankin, as trustee, has the sole power to vote and dispose of the shares of Class B Common held by the trust.

The statements under the heading BTR 2012 GST Trust for Chloe R. Seelbach, which appear in the Filings, are hereby deleted and replaced by the following:

BTR 2020 GST Trust for Chloe R. Seelbach. The trust has no power to vote or dispose of any shares of Class B Common. Claiborne R. Rankin, as trustee, has the sole power to vote and dispose of the shares of Class B Common held by the trust.

The statements under the heading BTR 2012 GST Trust for Claiborne R. Rankin, Jr., which appear in the Filings, are hereby deleted and replaced by the following:

BTR 2020 GST Trust for Claiborne R. Rankin, Jr. The trust has no power to vote or dispose of any shares of Class B Common. Claiborne R. Rankin, as trustee, has the sole power to vote and dispose of the shares of Class B Common held by the trust.

The statements under the heading BTR 2012 GST Trust for Julia R. Kuipers, which appear in the Filings, are hereby deleted and replaced by the following:

BTR 2020 GST Trust for Julia R. Kuipers. The trust has no power to vote or dispose of any shares of Class B Common. Claiborne R. Rankin, as trustee, has the sole power to vote and dispose of the shares of Class B Common held by the trust.

The statements under the heading BTR 2012 GST Trust for Anne F. Rankin, which appear in the Filings, are hereby deleted and replaced by the following:

BTR 2020 GST Trust for Anne F. Rankin. The trust has no power to vote or dispose of any shares of Class B Common. Roger F. Rankin, as trustee, has the sole power to vote and dispose of the shares of Class B Common held by the trust.

The statements under the heading BTR 2012 GST Trust for Elisabeth M. Rankin, which appear in the Filings, are hereby deleted and replaced by the following:

BTR 2020 GST Trust for Elisabeth M. Rankin. The trust has no power to vote or dispose of any shares of Class B Common. Roger F. Rankin, as trustee, has the sole power to vote and dispose of the shares of Class B Common held by the trust.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The information provided with respect to the First Amended and Restated Limited Partnership Agreement of AMR Associates, L.P. under the heading AMR Associates, L.P., which appears in the Initial Filing, is hereby amended by inserting at the end thereof the following:

AMR Associates, L.P.

Effective August 8, 2023, the First Amended and Restated Limited Partnership Agreement of AMR Associates, L.P. was amended to allow the use of abbreviated names of the partners, as listed in Schedules A and B thereto, for record keeping purposes. A copy of the Second Amendment to the First Amended and Restated Limited Partnership Agreement of AMR Associates, L.P. is attached hereto as Exhibit 24 and is incorporated herein in its entirety by reference thereto.

Effective June 13, 2024, the First Amended and Restated Limited Partnership Agreement of AMR Associates, L.P. was amended to eliminate the Class A-1 Limited Partnership Interests. A copy of the Third Amendment to the First Amended and Restated Limited Partnership Agreement of AMR Associates, L.P. is attached hereto as Exhibit 25 and is incorporated herein in its entirety by reference thereto.

Effective March 12, 2025, the First Amended and Restated Limited Partnership Agreement of AMR Associates, L.P. was amended to add an additional limited partner to AMR Associates, L.P. A copy of the Fourth Amendment to the First Amended and Restated Limited Partnership Agreement of AMR Associates, L.P. is attached hereto as Exhibit 26 and is incorporated herein in its entirety by reference thereto.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 of the Filings is hereby amended by adding the following:

Exhibit 24 Second Amendment to the First Amended and Restated Limited Partnership Agreement of AMR Associates, L.P., dated as of August 8, 2023

Exhibit 25 Third Amendment to the First Amended and Restated Limited Partnership Agreement of AMR Associates, L.P., dated as of June 13, 2024

Exhibit 26 Fourth Amendment to the First Amended and Restated Limited Partnership Agreement of AMR Associates, L.P., dated as of March 12, 2025.

Exhibit 27 Joint Filing Agreement.

## Signatures
- Alfred M. Rankin, Jr.: /s/Alfred M. Rankin, Jr., Alfred M. Rankin, Jr., (1) (03/14/2025)
- Victoire G. Rankin: /s/Alfred M. Rankin, Jr., Attorney-in-Fact for Victoire G. Rankin (03/14/2025)
- Helen R. Butler: /s/Alfred M. Rankin, Jr., Attorney-in-Fact for Helen R. Butler (03/14/2025)
- John C. Butler, Jr.: /s/Alfred M. Rankin, Jr., Attorney-in-Fact for John C. Butler, Jr. (03/14/2025)
- Clara T. Rankin Williams: /s/Alfred M. Rankin, Jr., Attorney-in-Fact for Clara T. Rankin Williams* (03/14/2025)
- David B. Williams: /s/Alfred M. Rankin, Jr., Attorney-in-Fact for David B. H. Williams (03/14/2025)
- BTR 2020 GST Trust for Helen R. Butler: /s/Alfred M. Rankin, Jr., Attorney-in-Fact for BTR 2020 GST Trust for Helen R. Butler (03/14/2025)
- BTR 2020 GST Trust for Clara R. Williams: /s/Alfred M. Rankin, Jr., Attorney-in-Fact for BTR 2020 GST Trust for Clara R. Williams (03/14/2025)
- BTR 2020 GST Trust for Matthew M. Rankin: /s/Alfred M. Rankin, Jr., Attorney-in-Fact for BTR 2020 GST Trust for Matthew M. Rankin (03/14/2025)
- BTR 2020 GST Trust for James T. Rankin: /s/Alfred M. Rankin, Jr., Attorney-in-Fact for BTR 2020 GST Trust for James T. Rankin (03/14/2025)
- BTR 2020 GST Trust for Thomas P.K. Rankin: /s/Alfred M. Rankin, Jr., Attorney-in-Fact for BTR 2020 GST Trust for Thomas P. Rankin (03/14/2025)
- BTR 2020 GST Trust for Chloe R. Seelbach: /s/Alfred M. Rankin, Jr., Attorney-in-Fact for BTR 2020 GST Trust for Chloe R. Seelbach (03/14/2025)
- BTR 2020 GST Trust for Claiborne R. Rankin, Jr.: /s/Alfred M. Rankin, Jr., Attorney-in-Fact for BTR 2020 GST Trust for Claiborne R. Rankin, Jr (03/14/2025)
- BTR 2020 GST Trust for Julia R. Kuipers: /s/Alfred M. Rankin, Jr., Attorney-in-Fact for BTR 2020 GST Trust for Julia R. Kuipers (03/14/2025)
- BTR 2020 GST Trust for Anne F. Rankin: /s/Alfred M. Rankin, Jr., Attorney-in-Fact for BTR 2020 GST Trust for Anne F. Rankin (03/14/2025)
- BTR 2020 GST Trust for Elisabeth M. Rankin: /s/Alfred M. Rankin, Jr., Attorney-in-Fact for BTR 2020 GST Trust for Elisabeth M. Rankin (03/14/2025)
Comment: (1) On behalf of Rankin Associates VI, L.P. as President of Rankin Management, Inc., its Managing Partner, Rankin Management, Inc. as President, himself and as: Attorney-in-Fact for Thomas T. Rankin*; Attorney-in-Fact for Corbin K. Rankin*; Attorney-in-Fact for Matthew M. Rankin*; Attorney-in-Fact for Elizabeth B. Rankin*; Attorney-in-Fact for James T. Rankin*; Attorney-in-Fact for Lynne T. Rankin*; Attorney-in-Fact for Thomas P. K. Rankin*; Attorney-in-Fact for Claiborne R. Rankin*; Attorney-in-Fact for Chloe O. Rankin*; Attorney-in-Fact for Chloe R. Seelbach*; Attorney-in-Fact for Scott W. Seelbach*; Attorney-in-Fact for Claiborne R. Rankin, Jr.*; Attorney-in-Fact for Lauran Rankin*; Attorney-in-Fact for Julia L. Rankin (Kuipers)*; Attorney-in-Fact for Jacob Alan Kuipers*; Attorney-in-Fact for Roger F. Rankin*; Attorney-in-Fact for Alison A. Rankin*; Attorney-in-Fact for The Anne F. Rankin Trust dated August 15, 2012, as amended*; Attorney-in-Fact for Elisabeth M. Rankin Irrevocable Trust #1 dated December 18, 1997*; Attorney-in-Fact for 2012 Helen R. Butler GST Trust*; Attorney-in-Fact for 2012 Clara R. Williams GST Trust*; Attorney-in-Fact for 2012 Matthew M. Rankin GST*; Attorney-in-Fact for 2012 James T. Rankin GST Trust*; Attorney-in-Fact for 2012 Thomas P. Rankin GST Trust*; Attorney-in-Fact for 2012 Chloe R. Seelbach GST Trust*; Attorney-in-Fact for 2012 Claiborne R. Rankin, Jr. GST Trust*; Attorney-in-Fact for 2012 Julia R. Kuipers GST Trust*; Attorney-in-Fact for 2012 Anne F. Rankin GST Trust*; Attorney-in-Fact for 2012 Elisabeth M. Rankin GST Trust*; Attorney-in-Fact for HRB 2020 GST Trust for Clara R. Butler*; Attorney-in-Fact for HRB 2020 GST Trust for Griffin B. Butler*; Attorney-in-Fact for JCB 2020 GST Trust for Clara R. Butler*; Attorney-in-Fact for JCB 2020 GST Trust for Griffin B. Butler*; Attorney-in-Fact for CRW 2020 GST Trust for Margo J. V. Williams*; Attorney-in-Fact for CRW 2020 GST Trust for Helen C. Williams*

*The power of attorney authorizing the above named individual to act on behalf of each of the foregoing Reporting Persons is included in Exhibit 1 of the Filings.